RANDALL W. HEINRICH, P.C.
8 Greenway Plaza, Suite 818
Houston, Texas 77046

Telephone: 713/951-9100	Fax: 713/961-3082

January 10, 2011

VIA EDGAR

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Registration Statement on Form S-1 File No. 333-170054 Filed by REO Plus, Inc. (the "Registration Statement")

Dear Ms. Barros:

In connection with the transmission of this letter, REO Plus, Inc. (the "Company") is filing Amendment No. 2 to the Registration Statement.  Amendment No. 2 is being filed on Form S-11.  Please be advised that an Amendment No. 1 to the Registration Statement was inadvertently filed several days ago.  Kindly disregard this Amendment No. 1 because the Amendment No. 2 now being filed contains a few revisions.  To facilitate your review, the redlining in Amendment No. 2 reflects cumulative changes to the original Registration Statement.  This letter responds to each of the comments made in your comments letter dated November 17, 2010.  The responses set forth and numbered below correspond to the respective numbers of the comments in your letter.  A number of conforming changes have also been made in the Registration Statement.

General

1.
It appears from your disclosure that your plan of business is to acquire real estate properties and assets.  Thus, please file your next amendment on Form S-Il.  Please refer to General Instructions A. to Form S-11

RESPONSE:
As previously mentioned, Amendment No. 1 is being filed on Form S-11.  Additions are made throughout Amendment No. 1 to address some additional requirements of the Form S-11.  A revised, redlined version of Amendment No. 1 will be provided supplementally by means of overnight courier.

2.	Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any.

RESPONSE:	While the Company is not certain that it will use any of the foregoing, the Company will provide supplementally through an overnight courier any such items that it may use if it decides to use any.

3.	Please include a section on management’s discussion and analysis of your financial condition and results of operation pursuant to Item 303 of Regulation S-K.

RESPONSE:	This section has been added.

4.
We note your disclosure that you do not believe that your anticipated principal activities will subject you to the Investment Company Act of 1940.  Your sole current property interest, however, is 400 units of limited liability company member interests.  Please provide us with a detailed legal analysis of why you believe you are not subject to the Investment Company Act of 1940.  If you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, please provide us with a detailed legal analysis of this exemption and how your investment strategy will support this exemption.  Further, please note that we will refer your response to the Division of Investment Management for further review.

RESPONSE:
Subsections (A) and (C) of Section 3(a)(1) of the Investment Company Act of 1940 (the “ICA”) give the relevant definitions of an "investment company" for the present purposes.  Subsection (A) defines an "investment company" as “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  Subsection (C) defines an "investment company" as “any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  The Company believes that its anticipated principal activities will not subject it to the ICA because its current and anticipated principal activities do not bring it within the definition of an "investment company."

First, the Company’s stated business (which has been revised for the sake of clarity) is “acquiring financially attractive real estate properties.”  Coincidentally, the Company’s only acquisition thus far has been of an indirect interest in real estate through a limited liability company.  The Company anticipates that future acquisitions will generally be direct interests in real estate, rather than the initial, indirect one.  Nevertheless, the Company is definitely not holding itself as being engaged in securities activities.

Second, the Company does not believe that it currently owns any “securities.”  The Company’s only acquisition thus far has been of 400 units of limited liability company member interest in Ananda Investments, LLC, a Texas limited liability company ("Ananda").  Ananda is a member-managed limited liability company.  The Company’s understanding is that the Howey test is applied to determine whether interests in a member-managed limited liability company are or are not “securities.”  Each member of Ananda is legally entitled to participate in the business of Company, just like a partner in a general partnership.  The operating agreement of the Company makes no attempt to divest any member of his, her or its ability to participate.  Each member retains significant control over the venture.  No member is expecting “profits to come solely from the efforts of others.”  Instead, each member may be called up to contribute.  In view of the preceding facts and the Howey test, the Company does not believe that its units in Ananda are “securities.”  This is particularly true in the case of the Company since it (through its sole officer and director) is one of Ananda’s members most actively participating in Ananda’s business.  The Company believes that substance should prevail over form.  If the Company’s investment in the Ananda property had taken the form of a 40% co-tenancy interest, no issue would arise as to the Company’s status as an "investment company."  Nevertheless, a co-tenancy interest would differ little (if at all) from the Company’s unit ownership in Ananda.

Moreover, although the language varies slightly, each of Subsections (A) and (C) of Section 3(a)(1) of the ICA contains language requiring (prior to a characterization as an "investment company") that the related issuer be “engaged in the business of” dealing with securities (underscoring added).  Assuming for the sake of argument that the Company’s interest in Ananda are “securities,” the Company believes that a single investment in “securities” does not rise to the level of being “engaged in the business of” dealing with securities.  This belief is consistent with precedent in other areas of the securities laws, including (for example) that a single securities transaction by an individual does not cause the individual to be “engaged in the business of effecting transactions in securities” so as to bring the individual within the definition of “broker” of Section 3(a)(4) of the Securities Exchange Act of 1934, thereby requiring registration as such.

For the reasons given above, the Company does not believe that it is an "investment company" within the provisions of the ICA, and the Company has no intention of ever becoming one.

5.
We note your disclosure throughout the prospectus that states that Akashic Ventures, Inc. is a publicly held corporation that once filed reports with the Commission.  Please tell us the file number under which Akashic filed reports. Please also expand your disclosure to describe when Akashic became dormant and when it terminated its reporting obligations under the Securities Exchange Act of 1934.

RESPONSE:	Akashic's CIK number is 0000827065. It previously reported under the names "Logiphone Group, Inc." and "Star Resources, Inc." The disclosure has been expanded to address this comment.

6.
We note that Mr. Church is currently the beneficial owner of 100% of the outstanding equity of the registrant and most of the outstanding equity of the Akashic, the parent of the registrant.  We also note that you intend to seek quotation of your common stock on the OTCBB.  Therefore, Mr. Church will be effecting the distribution and be the recipient of most of the shares in the distribution which may later be available for quotation on the OTCBB.  Please tell us why Mr. Church should not be deemed an underwriter with respect to this distribution.

RESPONSE:	A new section captioned “Statutory Underwriters” has been added to the end of The Distribution section to address this comment.

Prospectus Cover Page

7.
Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.  Your cover page contains superfluous information such as the delivery of certificates to Akashic stockholders.

RESPONSE:	The cover page has been revised to address this comment.

8.	Please eliminate the use of all capital letters and defined terms on the cover page and in the forepart of the prospectus. Please see our Staff Legal Bulletin 7A on Plain English Disclosure.

RESPONSE:	The cover page and the forepart of the prospectus has been revised to address this comment.

9.	We note your cross reference to the risk factor section. Please highlight this cross- reference by prominent type or in another manner. Refer to Item 501 (b)(5) of Regulation S-K.

RESPONSE:	The cross reference has been revised to address this comment.

10.
We note your commission legend.  Please revise to indicate that no state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosures in the prospectus.  Refer to Item 50l(b)(7) of Regulation S-K.

RESPONSE:	The commission legend has been revised to address this comment.

11.	Please include the prospectus “subject to completion” legend as required by Item 501 (b)(10).

RESPONSE:	This legend has been added.

Risk Factors, page 5

12.
Please include a separate risk factor addressing the issues you face as a result of your going concern opinion. The risk factor should include a discussion of your ability to raise capital in light of your going concern opinion.

RESPONSE:        A going concern risk factor has been added.

13.
Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:

           •           “We may experience rapid growth, and in such case we will need to managethis growth effectively,” page 6;

            •           “Competition for the acquisition of real estate properties is intense,” page 8;
                      and

           •           “We are not a real estate investment trust or an investment company.”

Please revise accordingly. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies’ documents, they are probably too generic. See Item 503(c) of Regulation S-K.

RESPONSE:         Certain of the risk factors have been revised to address this comment.

“One or more of our properties could become subject to foreclosure.” page 10

14.
Please revise this risk factor to adequately address the risk that would be presented to the company’s business operations and financial condition.

RESPONSE:        This risk factor has been revised to address this comment.

“If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.” page 11

15.
We note your statement, “We do not believe that our anticipated principal activities will subject to the Investment Company Act of 1940.”  Please delete this statement. Risk factors should not contain mitigating factors to the stated risk.

RESPONSE:        This statement has been deleted to address this comment.

Business, page 16

16.
Please explain the relationship between Ananda Investments, LLC on the one hand and the registrant, Akashic Ventures, Inc. and Mr. Church on the other hand.

RESPONSE:        The disclosure has been expanded to address this comment.

17.
Please explain why the company issued the company’s shares to Mr. Church in consideration for the acquisition of 400 units of limited liability company member interest in Ananda Investments, LLC.

RESPONSE:        The disclosure has been expanded to make clearer that the shares were issued as part of the purchase price for the units transferred to the company by Mr. Church.

18.
We note that the company issued 934,500 shares to Akashic Ventures, Inc. for $27,500 at the time of its formation in August 2009. Please clarify whether the company was a wholly owned subsidiary of Akashic at that time. If the company was a wholly-owned subsidiary, please clarify why the company, a wholly-owned subsidiary, had to issue shares to its parent company for consideration.

RESPONSE:        The disclosure has been expanded to make clearer that Akashic became in initial shareholder of the company upon the issuance of the 934,500 shares.

Industry Background, page 16

19.	Please provide us with support for all quantitative and qualitative business and industry data used in this section. We note the following statements by way of example only?

•	“CNNMoney.com has reported that this recession, which is frequently referred to as “the Great Recession,” is generally regarded as “the worst economic downturn since the Great Depression;” and

•
Huliq News has reported that total residential foreclosures in the United States for the two years and nine months ending with the third quarter of 2009 numbered 7,827,2 19, with the possibility of the total number of foreclosures reaching 25 million before the housing crisis ends.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

RESPONSE:         The supporting materials will be provided supplementally through an overnight courier.  None of these materials were prepared specifically for us.

20.
We refer to your statements regarding “higher capitalization rates” amid annual compounded returns of “greater than ten percent.” Please tell us you basis for these statements.  Alternatively, consider deleting all such statements.

RESPONSE:         These statements have been deleted due to difficulty in retrieving support documentation.

Strategy, page 17

21.
We note your statement, “Richard J. Church, the Company’s current sole executive officer and director, has extensive experience in the real estate industry through his various real estate enterprises.” Please expand your disclosure to give more information on Mr. Church’s “extensive experience.

RESPONSE:           The disclosure regarding Mr. Church in the section captioned “MANAGEMENT” has been expanded to address this comment.

22.
We note your statement, “The Company believes it can successfully identify such potential target acquisition based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Company’s current management.” Please expand your disclosure to indicate why management has not successfully identified potential acquisition targets, other than the sole property interest, since inception

RESPONSE:         This section has been revised to address this comment.

Acquisition Selection, page 17

23.	We note your statement, “The Company’s management will have virtually unrestricted flexibility in identifying...” Please clarify what you mean by “virtually unrestricted flexibility.”

 RESPONSE:         This statement has been revised to address this comment.

Sole Property Interest, page 18

24.
Please provide us with support for the statement, “The American Planning Association recently honored Montrose as one of the country’s 10 great neighborhoods.” Clearly mark the specific language in the supporting materials that supports the statement. Please ensure that you update your disclosure to the extent more recent information is available.

RESPONSE:           Support for this statement will be provided supplementally through an overnight courier.

25.
Please expand your disclosure to describe the material terms of any acquisition agreement you had in place for your acquisition of the property interest and include any such agreement as an exhibit to the registration statement.

RESPONSE:         The disclosure has been expanded to make clear that the acquisition of the property interest was effected through an assignment document, which is being filed with Amendment No. 1.

26.	Please revise here and on page 22 to describe the “substantive back-up obtained” to support the disclosure of the estimated fair market value of your interest in Ananda Investments, LLC.

RESPONSE:         These disclosures have been revised to address this comment.

Plan of Operation, page 19

27.
Please describe your financing plans in connection with the pursuit of your real estate acquisitions.

RESPONSE:          Note first that the Plan of Operation section has been moved and made into a Liquidity and Capital Requirement section in the MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS section.  This disclosure has been revised to address this comment.

Available Information, page 20

28.
Please remove the statement that, “statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the related document filed with the Commission.”  Disclaimers of this nature are inappropriate.

RESPONSE:         This statement has been removed

Management, page 21

29.
Please provide Mr. Church’s business experience during the past five years giving specific dates held in each position.  In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Church should serve as a director. Please refer to Item 401(e) of Regulation S-K.

RESPONSE:	The disclosure regarding Mr. Church in this section has been expanded to address this comment.

Executive Compensation and Certain Transactions, page 21

30.
Please revise to disclose the amount of principal currently outstanding and interest due under the promissory note and its maturity date.

RESPONSE:                                The disclosure has been expanded to address this comment.

Principal Shareholders, page 22

31.
In your table, we note that Mr. Church’s beneficial ownership of common stock after the distribution will be 95%. We further note that under the second risk factor on page 12, you stated that Mr. Church will own approximately 90% of all outstanding common stock after the distribution. Please reconcile your disclosure and revise the registration statement accordingly.

RESPONSE:         The second risk factor on page 12 has been modified to correct this discrepancy.

The Distribution, page 22

32.
We note your statement, “Akashic has been dormant from a business perspective for more than a decade. Richard J. Church acquired control of Akashic on May 18, 2008.” Please revise your disclosure to indicate Mr. Church’s percentage ownership in Akashic.

RESPONSE:         The disclosure has been revised to address this comment.

33.
We note your statement, “Shortly after the formation of the Company, another business opportunity presented itself to Akashic... Akashic is currently exploring the   formation of another wholly owned subsidiary to pursue this more recent business opportunity.” With a view to helping us understand the current disclosure, please provide more information on the background and status of the formation of the other wholly owned subsidiary. In particular, please clarify why the current “Distribution” is necessary if the AIDS treatment business will be pursued by a separate entity from Akashic.

RESPONSE:         The disclosure has been expanded to make clearer that Akashic may be pursuing the AIDS treatment business through a separate wholly owned subsidiary, and not that an entity entirely separate from Akashic would be pursuing this opportunity.

Manner of Effecting the Distribution, page 24

34.
We note your statement, “The Distribution will result in 50% of the outstanding shares of Common Stock being distributed to holders of Akashic common stock.” Please revise your prospectus to disclose how many shareholders Akashic has.

RESPONSE:                                The disclosure has been revised to address this comment.

Notes to Financial Statements, page F-6

Note 2 — Summary of Significant Accounting Policies, page F-6

35.	Please revise to include your accounting policies for offering and organizational expenses.

RESPONSE:                                The disclosure has been expanded to address this comment.

Note 3 — Investment in Affiliate, page F-7

36.	Please tell us how you determined you were not required to provide audited financial statements for Ananda Investments, LLC, in accordance with Rule 3-09 of Regulation S-X.

RESPONSE:      The Company now believes that audited financial statements for Ananda Investments, LLC need to be provided, and these will be provided once the audit is completed.

Item 26. Recent Sales of Unregistered Securities, page II-1

37.
We note your statement, “The issuance of Common Stock to Mr. Church is claimed to be exempt pursuant Section 4(2) of the Act.” We further note your statement, “The issuance of Common Stock to Akashic is claimed to he exempt pursuant Section 4(2) of the Act.” Please state briefly the facts relied upon to make the exemption available in each case.  Refer to Item 701(d) of Regulation S-K.

RESPONSE:                                The disclosure has been revised to address this comment.

Item 27. Exhibits, page II-2

  38.           Please include a list of subsidiaries as required by Item 60l(b)(21) of Regulation S-K.

RESPONSE:                                This list is being provided.

Exhibit 5.1

  39.           Please remove assumptions (ii) and (iii) in the fourth paragraph of the legal opinion.

RESPONSE:            All assumptions in the fourth paragraph of the legal opinion have been removed.

We hope that we have adequately responded to your comments.  If you have any additional comments, questions or requests for further clarifications, please contact the undersigned.  We are interested in completing the Registration Statement and having it declared effective as soon as possible.  Thank you for your attention to this matter.  We look forward to hearing from you.

Very truly yours,

Randall W. Heinrich